December 3, 2015

To: John Hwang, CEO, Ambicom Holdings Inc

Fr: Kevin Cornell

RE: Resignation

John

In light of the current situation at Ambicom Holdings, Inc and its inability to make payroll, among other things, I respectfully resign my position within the company effective immediately.

I will continue to be available to assist in any way I can, however, not as an employee.

Yours truly,

Kevin Cornell
1 Hollins Drive
Santa Cruz, CA
95060